Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

September 3, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re: Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Dear Mr. Mumford:

On behalf of our client, Biolase, Inc. (the “Company”), we are writing to you in connection with the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on August 13, 2013 (“Amendment No. 1”) and as further as amended by Pre-Effective Amendment No. 2 filed with the Commission on August 14, 2013 (“Amendment No. 2”). The Initial Registration Statement, as amended by Amendment Nos. 1 and 2 (and all future amendments) is referred to herein as the “Registration Statement.”

Per the request of the staff of the Commission (the “Staff”), this letter is being provided to elaborate further on our Correspondence Filing dated August 30, 2013 (the “August 30, 2013 Correspondence Letter”), which was in response to a comment contained in the Commission’s letter, dated August 23, 2013 with respect to the Amendment No. 2 (the “Second Comment Letter”).

The text of the Staff comment is copied below in italics for your reference. The Company wishes to once again express its appreciation for the Staff’s review of this letter and the previous letter, and will shortly thereafter file an amendment to the Registration Statement, together with a response to all comments contained in the Second Comment Letter.

3. Please provide us your analysis of whether the operating and financial matters mentioned in the press release attached to your Form 8-K dated August 19, 2013 represent developments or are driven by trends that should be addressed in your prospectus per Item 11 of Form S-3.

Response: The Company does not believe that any material changes or trends in its affairs, as defined in Item 11 of Form S-3, have occurred since the end of the latest fiscal year that have not been described in a report on Form 10-Q or Form 8-K filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Subsequent to the filing of the Company’s Quarterly Report on Form 10-Q with the Commission on August 9, 2013 (the “Second Quarter Form 10-Q”), management, in consultation with its finance and accounting department, completed its budget process for the second half of the fiscal year ending December 31, 2013. As a result of completing this process, management projected that estimated net cash used in operating activities would total between approximately $3.5 million to $4.5 million for the year ending December 31, 2013. This information was subsequently disclosed in a press release (the “August 19, 2013 Press Release”) and as an exhibit to a Current Report on Form 8-K, filed with the Commission on August 20, 2013 (the “August 20, 2013 Form 8-K”).

The information contained in the August 19, 2013 Press Release, and subsequently, the August 20, 2013 Form 8-K, consists of estimates and projections that relate to guidance given by the Company. We understand that the Staff’s concern is that a material change may have occurred in the business that is contributing to the “improvement” in the Company’s cash used in operations, from $5.2 million for the six months ended June 30, 2013, by approximately $1.2 million to net cash used in operations of $4 million for the year ending December 31, 2013, which represents the midpoint of the Company’s revised guidance of cash used in operations for the year ending December 31, 2013, of $3.5 million to $4.5 million. In reality, however, the day-to-day and overall general “affairs” of the Company have not changed in any material sense.

As discussed in the August 30 Correspondence Letter, the primary reason for the projected improvement in cash used in operations for the remainder of the year is due to the seasonality of the Company’s business, which is addressed in the Company’s Annual Report on Form 10-K, filed with the Commission on March 15, 2013, for the year ended December 31, 2012 (the “2012 Form 10-K”), which is incorporated by reference in the Registration Statement.

We also understand that the Staff is concerned that the “primary” reasons listed in the second paragraph of the August 19, 2013 Press Release for the Company’s higher projected cash burn for the year ending December 31, 2013, as compared to the prior year, may indicate new trends that should be incorporated in the Company’s Registration Statement. Please note, however, that this information is comparing the Company’s cash burn for the six months ended June 30, 2013 to the six months ended June 30, 2012 and that this information was included in the Company’s Management Discussion and Analysis for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 (the “June 2013 Six Month MD&A”) in the Second Quarter Form 10-Q, which, as with the 2012 Form 10-K, is incorporated by reference in the Registration Statement. The Company is merely projecting that if it experiences the same typical annual seasonality that the changes in its cash burn comparing the year ending December 31, 2013 to the year ended December 31, 2012 will be the result of these items that occurred during the six months ended June 30, 2013.

The primary reasons for the cash burn referenced in the August 19, 2013 Press Release were discussed as follows in the Second Quarter Form 10-Q:

•	The launch of the Biolase Da Vinci Imaging Division. The impact to net revenue and our expenses for our licensed imaging products was discussed in the June 2013 Six Month MD&A. In the Overview section, the Company stated that, “during the six months ended June 30, 2013, we also expanded our line of digital imaging equipment with the newly FDA cleared NewTom Biolase VG3 (“VG3”), a readily upgradeable 2-D/3-D hybrid system manufactured by Cefla Dental Group, which we began distributing in the United States and Canada. We also entered into an affiliation agreement with Sun Dental Laboratories, LLC (“Sun Dental”) by which we leverage Sun Dental’s existing relationships with dentists, laboratory associates, and dental practice customers to enhance sales of our imaging systems.” In the Net Revenue section, the Company stated that one of the primary reasons period-over-period net revenue increased was because of increased sales of licensed imaging equipment, which was due to “increased sales and marketing efforts.” The Company elaborated further in a separate paragraph that “the increase was driven by increased sales and marketing efforts and increased offerings at various value propositions.” In the Cost of Revenue section the Company stated that the increase to our cost of revenue was in part due to “a higher percentage of revenue generated from lower margin products, which include imaging equipment” and that “our laser systems generally have significantly higher margins than our licensed imaging products.” In the Sales & Marketing Expense section, the Company states that the increase to sales and marketing expenses was primarily due to “increased media and advertising expenses of $360,000.” Currently, the revenues and expenses for our newly-formed Biolase Da Vinci Imaging Division are included in our single operating segment. Therefore, the Company believes that the impact of the launch of the Biolase Da Vinci Imaging Division to its operations was previously disclosed in the Second Quarter Form 10-Q, which is incorporated by reference in the Registration Statement.

•	The continued investments in expanding our sales force. The impact to the Company’s expenses from its expanding sales force was discussed in the June

2013 Six Month MD&A. In the Sales and Marketing Expense section, the Company stated that the increase was “primarily a result of” several items, including “increased payroll and consulting related expenses of $488,000.” In the Liquidity and Capital Resources section, the Company noted that “we intend to improve our financial condition and ultimately improve our financial results by increasing revenues through…continuing to develop our direct sales force and distributor relationships both domestically and internationally.” Therefore, the Company believes that the impact of the launch of the continued investments in expanding its sales force was previously disclosed in the Second Quarter Form 10-Q.

•	Significant legal expenses in successfully defending and protecting our patent portfolio. The impact to the Company’s expenses from successfully defending and protecting its patent portfolio was discussed in the June 2013 Six Month MD&A. In the General & Administrative Expense section, the Company stated that “we experienced an increase in patent and legal expenses of $402,000, primarily related to the enforcement and defense of our intellectual property portfolio.” The Company noted in the Overview section that “we continue to invest in our intellectual property and were granted several new patents covering the use of laser technologies for treating various conditions of the eye, including presbyopia, glaucoma, retinal disorders, and cataracts, several new patents for our laser delivery system configurations, and a new patent for our non-contact hand piece for cutting both hard and soft tissue with our WaterLase all-tissue lasers.” The Company also disclosed certain material intellectual property litigation in Note 9 – Commitments and Contingencies to its consolidated financial statements concluding that “management plans to vigorously defend against the allegations.” Therefore, the Company contends that the impact of the significant legal expenses in successfully defending and protecting our patent portfolio was previously disclosed in the Second Quarter Form 10-Q.

•	The introduction of a number of new marketing initiatives. The impact to the Company’s expenses from increased sales and marketing was discussed in the June 2013 Six Month MD&A. In the Net Revenue section, the Company stated that one of the primary reasons period-over-period net revenue increased was because of increased sales of licensed imaging equipment, which was due to “increased sales and marketing efforts.” The Company repeated in a separate paragraph that “the increase was driven by increased sales and marketing efforts.” In the Company’s Sales & Marketing Expense section, it stated that the increase to sales and marketing expenses was primarily due to “increased media and advertising expenses of $360,000.” In the Liquidity and Capital Resources section, the Company noted that “we intend to improve our financial condition and ultimately improve our financial results by increasing revenues through… forming strategic arrangements within the dental and medical industries, and educating dental and medical patients as to the benefits of our advanced medical technologies.” The Company also discussed a number of initiatives in the Overview section. Therefore, the Company believes that the impact of the introduction of a number of new marketing initiatives was previously disclosed in the June 2013 Six Month MD&A in the Second Quarter Form 10-Q.

The Company would note that, in addition to disclosing these items in the Second Quarter Form 10-Q, these items were also discussed during its prepared remarks, and some were elaborated upon further during the question and answer section, of the Company’s second quarter earnings call on held on August 7, 2013, for which the webcast is available in the Investor Section on the Company’s website.

The Company respectfully reiterates the information contained in the August 30, 2013 Correspondence Letter and requests the Staff’s assistance in completing its review of the above response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By:

cc:	Russell Mancuso, SEC

Federico Pignatelli, Biolase, Inc.

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